EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Years ended December 31,
	2014	2013	2012	2011	2010
Earnings before income taxes	7,137	6,232	5,910	5,393	4,507
Fixed charges excluding capitalized interest	455	514	603	677	726
Amortization of previously capitalized interest	72	74	75	64	60
Net adjustment for earnings from affiliates	7	13	69	(38)	(11)
Earnings available for fixed charges	$7,671	$6,833	$6,657	$6,096	$5,282
Fixed charges:
Interest and debt expense(1)	$402	$461	$551	$626	$676
Interest capitalized during the period	102	87	74	57	48
Rentals deemed representative of an interest factor	53	53	52	51	50
Total fixed charges	$557	$601	$677	$734	$774
Ratio of earnings to fixed charges	13.8	11.4	9.8	8.3	6.8

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.